SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer
Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PW Aspen Fund, L.L.C.
(Name of Issuer)

PW Aspen Fund, L.L.C.
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)
Mark D. Goldstein, Esq.
UBS PaineWebber Inc.
1285 Avenue of the Americas
New York, New York 10019
(212) 713-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Stuart H. Coleman, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400

May 23, 2001
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $75,000,000 (a)	Amount of Filing Fee: $15,000 (b)

(a)  Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)  Calculated at 1/50th of 1% of the Transaction Valuation.
[  ] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_______________________
Form or Registration No.:________________________
Filing Party:____________________________________
Date Filed:______________________________________

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ] third-party tender offer subject to Rule 14d-1.

[x] issuer tender offer subject to Rule 13e-4.

[  ] going-private transaction subject to Rule 13e-3.

[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

ITEM 1.     Summary Term Sheet.

           As we said we would in your Fund's offering documents, we will buy your limited liability company interests in the Fund (the "Interests") at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell). This offer will remain open until midnight on June 20, 2001. Estimated net asset value will be calculated for this purpose on June 30, 2001.

           To make sure we have calculated net asset value correctly, we will check it during the Fund's audit for calendar year 2001, which we expect will be completed in February 2002. If you tender your entire interest in the Fund, we will pay you in cash by approximately July 9, 2001, 95% of our calculation of the estimated net asset value as of June 30, 2001. We will owe you the balance, for which we will give you a promissory note that will be held for you by the Fund's Administrator, PFPC. If you tender part of your interest, leaving a remainder at least equal to $50,000 ($25,000 for certain eligible investors who are identified in the Fund's Confidential Memorandum), we will pay all your proceeds in cash by approximately July 9th. We will obtain the cash to pay you, either from cash on hand, selling portfolio securities or through borrowings (which we do not intend to do).

           Following this summary is a formal notice of our offer to purchase your Interests. Our offer remains open to you until midnight on June 20, 2001. Until this time, you have the right to change your mind and withdraw your Interests from consideration for purchase. If we do not accept your interests by midnight, June 20, 2001, you may still withdraw your Interests at any time after July 19, 2001, assuming your offer has not been accepted. Please note that tendering your Interests may trigger the payment by you of an incentive allocation to the Fund's manager for managing the Fund's assets. If you tender less than all your Interests, the incentive allocation will be paid only in respect of the Interests you tender.

           If you would like us to purchase your Interests, you should mail a Letter of Transmittal (the last page of the letter will suffice), attached to this document as Exhibit C, to PW Aspen Fund, L.L.C., c/o PFPC at P.O. Box 857, Claymont, Delaware 19703-9911, or fax it to PFPC at (302) 791-2241 or (302) 791-2386, so that it is received before midnight, June 20, 2001. If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to PFPC promptly after you fax it (although the original page does not have to be received before midnight, June 20, 2001). Of course, the value of your Interests is likely to change between April 30, 2001 (the last time estimated net asset value was calculated) and May 31, 2001 (the next time it will be calculated) and June 30, 2001, when the value of your investment will be determined for purposes of calculating your purchase price. The net asset value of your Interests is determined at least monthly and may be determined more frequently. If you would like to obtain the most current estimated net asset value of your Interests, you may contact PFPC, at (877) 431-1973 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

           Please note that just as you have the right to withdraw your Interests, we have the right to cancel, amend or postpone this offer at any time before midnight, June 20, 2001. Also realize that although the tender offer expires on June 20, 2001, you remain an investor in the Fund until June 30, 2001, when the estimated net asset value of your Interests is calculated.

           If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC. To assure good delivery, please send the Letter of Transmittal to PFPC and not to your Financial Advisor.

ITEM 2.     Issuer Information.

          (a)   The name of the issuer is PW Aspen Fund, L.L.C. (the “Fund”). The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000.

           (b)  The title of the securities that are the subject of the offer to purchase (“Offer to Purchase” and the tender offer made thereby, the “Offer”) is limited liability company interests or portions thereof in the Fund. (As used herein, the term “Interest” or “Interests,” as the context requires, shall refer to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this tender offer or the limited liability company interests in the Fund or portions thereof that are tendered by investors to the Fund pursuant to the Offer to Purchase.) As of the close of business on May 1, 2001, there were approximately $122,519,645 outstanding in capital of the Fund held in Interests. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to $75,000,000 in Interests that are tendered by and not withdrawn prior to 12:00 midnight, New York time, on June 20, 2001, subject to any extension of the Offer to Purchase.

          (c)   Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's Limited Liability Company Agreement dated as of September 8, 1999 (the "L.L.C. Agreement").

ITEM 3.     Identity and Background of Filing Person.

           (a)   The name of the filing person is PW Aspen Fund, L.L.C. The Fund's principal executive office is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. The manager of the Fund is PW Aspen Management, L.L.C. (the "Manager"). The principal executive office of the Manager is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. The managing member of the Manager is PW Fund Advisor, L.L.C. (the "Managing Member"). The Fund's Directors are E. Garrett Bewkes, Jr., Meyer Feldberg and George W. Gowen. Their address is c/o UBS PaineWebber Inc., attention: Alternative Investment Group, at 1285 Avenue of the Americas, New York, New York 10019.

ITEM 4.     Terms of this Tender Offer.

          (a) (1)(i) Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to $75,000,000 in Interests that are tendered by and not withdrawn prior to 12:00 midnight, New York time, on June 20, 2001, subject to any extension of the Offer to Purchase.

               (ii)  The purchase price of Interests tendered to the Fund will be their estimated net asset value as of the close of business on June 30, 2001, if the Offer to Purchase expires on the expected expiration date of June 20, 2001. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires.

                For investors who tender their entire Interest, payment of the purchase price will consist of: (1) cash in an aggregate amount equal to 95% of the estimated unaudited net asset value of Interests tendered by the investor and accepted by the Fund, determined as of June 30, 2001, payable by approximately July 9, 2001 (the “95% Cash Payment”) and (2) a promissory note (the “Note”), entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered by the investor and accepted by the Fund as of the expiration date, determined as of June 30, 2001, based on the audited financial statements of the Fund for calendar year 2001, over (b) the 95% Cash Payment. The Note will be held for each tendering investor by PFPC as set forth in the Letter of Transmittal, attached hereto as Exhibit C, will be prepared within approximately ten days after the Fund’s estimated net asset value is calculated and will not be transferable. The Note will be payable in cash within approximately ten days after completion of the audit of the financial statements of the Fund for calendar year 2001, or on such earlier date as the Fund’s Directors may determine. It is anticipated that the audit of the Fund’s financial statements for calendar year 2001 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the estimated unaudited net asset value of Interests tendered by the investor and accepted by the Fund.

                Investors who tender a portion of their Interests (subject to maintenance of a minimum capital account balance) will receive cash in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered by the investor and accepted by the Fund, determined as of June 30, 2001, payable by approximately July 9, 2001 (the “100% Cash Payment”).

                A copy of: (i)  the Cover Letter to the Offer to Purchase and Letter of Transmittal; (ii) the Offer to Purchase; (iii) a form of Letter of Transmittal; (iv) a form of Notice of Withdrawal of Tender; and (v) forms of Letters to Investors in connection with acceptances of offers of tender are attached hereto as Exhibits A, B, C, D and E, respectively.

                (iii)  The scheduled expiration date is 12:00 midnight, New York time, Wednesday, June 20, 2001.

                (iv)  Not applicable.

                (v)  The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer to Purchase and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

                (vi)  Interests may be withdrawn at any time before 12:00 midnight, New York time, Wednesday June 20, 2001 and, if Interests have not then been accepted by the Fund, at any time after July 19, 2001.

                (vii)  Investors wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to PFPC ("PFPC"), to the attention of Joyce Molitor, at the address set forth on page 2 of the Offer to Purchase, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Joyce Molitor, at the fax numbers set forth on page 2 of the Offer to Purchase. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the expiration date. The Fund recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. An investor choosing to fax a Letter of Transmittal to PFPC must also mail the original completed and executed Letter of Transmittal (the last page will suffice) to PFPC promptly thereafter.

                Any investor tendering an Interest pursuant to this Offer may withdraw its tender at any time on or before the expiration date and, if Interests have not then been accepted by the Fund, at any time after July 19, 2001. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2 of the Offer to Purchase. A form to use to give notice of withdrawal is available by calling PFPC at the phone number indicated on page 2 of the Offer to Purchase. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered prior to the expiration date by following the procedures described above.

           If an investor elects to tender, it is the tendering investor's responsibility to confirm receipt of the Letter of Transmittal or other document with PFPC. To assure good delivery, please send the Letter of Transmittal to PFPC and not to your Financial Advisor.

                (viii)   For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives oral or written notice to the tendering investor of its election to purchase such Interest.

                (ix)  If more than $75,000,000 in Interests are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn, the Fund will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the expiration date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

                (x)  The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of investors who do not tender Interests. A reduction in the aggregate assets of the Fund may result in investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made from time to time.

                (xi)  Not applicable.

               (xii)  An investor who tenders its entire Interest to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor (consisting of the 95% Cash Payment and the principal payment under the Note) and such investor’s adjusted tax basis in its Interest. Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor’s adjusted tax basis in its Interest. A loss, if any, will be recognized only after the tendering investor has received full payment under the Note. This capital gain or loss will be short-term or long-term depending upon the investor’s holding period for its Interest at the time the gain or loss is recognized. Recently issued Treasury Regulations provide that an investor will have a divided (that is, fragmented) holding period for its interest if the investor makes contributions to the Fund at different times. Under the Treasury Regulations, each time the investor makes a contribution to the Fund, the investor will have a new holding period for that portion of its Interest determined by a fraction, the numerator of which is the amount of the contribution and the denominator of which is the investor's capital account immediately after the contribution. Certain cash contributions, if made within one year of a liquidating distribution, can be netted against the distribution. If the investor recognizes capital gain or loss in connection with a complete withdrawal from the Fund, the gain or loss is divided between long-term and short-term capital gain or loss in the same proportions as the holding period of the Interest is divided between the portion of the Interest held for more than one year and the portion of the Interest held for one year or less. A tendering investor will recognize ordinary income to the extent such investor’s allocable share of the Fund’s “unrealized receivables” exceeds the investor’s basis in such unrealized receivables, as determined pursuant to the Treasury Regulations. For these purposes, accrued but untaxed market discount if any, on securities held by the Fund will be treated as an unrealized receivable with respect to the tendering investor. An investor who tenders less than its entire Interest to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received (consisting of the 100% Cash Payment) exceeds such investor’s adjusted tax basis in its Interest.

                Pursuant to the authority granted to it under the L.L.C. Agreement, the Manager intends to specially allocate items of Fund capital gain, including short-term capital gain, to a withdrawing investor to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the withdrawing investor recognizing capital gain, which may include short-term gain, in the investor’s last taxable year in the Fund, thereby reducing the amount of any long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

                 (2)  Not applicable.

         (b)   The Manager does not intend to tender any Interests in the Offer.

ITEM 5.     Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer's Securities.

           The Fund's Confidential Memorandum dated September 1999, as supplemented (the "Confidential Memorandum"), and the L.L.C. Agreement, which were provided to each investor in advance of subscribing for Interests, provide that the Fund's Directors have the discretion to determine whether the Fund will purchase Interests from investors from time to time pursuant to written tenders. The Confidential Memorandum also states that the Manager expects that generally it will recommend to the Directors that the Fund purchase Interests from investors twice each year in June and December. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Manager, Managing Member or Directors of the Fund or any person controlling the Fund or controlling the Manager or Directors of the Fund; and (ii) any person, with respect to Interests. However, the L.L.C. Agreement provides that the Fund shall be dissolved if the interest of any investor that has submitted a written request, in accordance with the terms of the L.L.C. Agreement, to tender its entire interest for repurchase by the Fund has not been repurchased within a period of two years of the request.

ITEM 6.     Purposes of This Tender Offer and Plans or Proposals of the Issuer or Affiliate.

           (a)  The purpose of the Offer to Purchase is to provide liquidity to investors who hold Interests as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the L.L.C. Agreement.

           (b)  Interests that are tendered to the Fund in connection with the Offer to Purchase will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

           (c)  Except that the Fund’s independent Directors are considering the appropriateness of adding an additional independent Director at some future time, neither the Fund nor the Manager nor the Directors have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests in the Fund (other than the Fund’s intention to accept subscriptions for Interests from time to time in the discretion of the Fund), or the disposition of Interests in the Fund, other than as described in the Confidential Memorandum; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Manager or the Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Manager; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund all or a portion of the purchase price for Interests acquired pursuant to the Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the L.L.C. Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Items (6), (7) and (8) of Item 1006(c) are not applicable to the Fund.

ITEM 7. Source and Amount of Funds or Other Consideration.

          (a)  The Fund expects that the purchase price for Interests acquired pursuant to the Offer to Purchase, which will not exceed $75,000,000 (unless the Fund elects to purchase a greater amount), will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and/or (3) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

          (b)  Not applicable

          (c)  Neither the Fund nor the Manager nor Directors have determined at this time to borrow funds to purchase Interests in connection with the Offer to Purchase. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price. No borrowing facilities have been entered into to date.

ITEM 8.  Interest in Securities of the Issuer.

          (a)  Based on May 1, 2001 estimated values, the Manager beneficially owns $733,529 of the Interests.

          (b)  During the past 60 days, the only transactions involving the Interests effected by the Fund, the Manager of the Fund, the Directors or any person controlling the Fund or controlling the Manager or any Directors of the Fund were the aggregate subscriptions of $133,800 in Interests from existing investors.

ITEM 9.  Persons/Assets Retained, Employed, Compensated or Used.

          No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.

ITEM 10.  Financial Statements.

          (a)(1)  Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to investors pursuant to Rule 30b1-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the year ended December 31, 1999, previously filed on EDGAR on Form N-30D on March 8, 2000; and

Audited financial statements for the year ended December 31, 2000, previously filed on EDGAR on Form N-30D on March 7, 2001.

                     (2)  The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

                     (3)  Not Applicable.

                     (4)  The Fund does not have shares, and consequently does not have book value per share information.

          (b)   The Fund’s assets will be reduced by the amount of the tendered Interests. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.  Additional Information.

          (a) (1) None.

                     (2)  None.

                    (3)   Not Applicable.

                    (4)  None.

                    (5)  None.

          (b)  None.

ITEM 12.  Exhibits.

          A.  Cover Letter to Offer to Purchase and Letter of Transmittal.

          B.  Offer to Purchase (with financial statements to be enclosed).

          C.  Form of Letter of Transmittal.

          D.  Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Investors in connection with acceptance of offers of tender.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PW ASPEN FUND, L.L.C. By: PW Fund Advisor, L.L.C. Managing Member By: /s/ Daniel Archetti Name: Daniel Archetti Title: Authorized Signatory

May 21, 2001

EXHIBIT INDEX

Exhibit

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase (with financial statements to be enclosed).

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters dated from the Fund to Investors in connection with acceptance of offers of tender.

Exhibit A

Cover Letter to Offer to Purchase and Letter of Transmittal

        If you do not want to sell your limited liability company interests at this time, please disregard this notice. This is simply notification of the Fund’s tender offer.

May 23, 2001

Dear PW Aspen Fund, L.L.C. Investor:

          We are writing to inform you of important dates related to the tender offer by PW Aspen Fund, L.L.C. (the "Fund"). If you are not interested in selling your limited liability company interests at this time, please disregard this notice and take no action.

          The tender offer period will begin on May 23, 2001 and end on June 20, 2001. The purpose of the tender offer is to provide liquidity to investors who hold interests in the Fund. Fund interests can be redeemed by means of a tender offer only during one of the Fund's announced tender offers.

          Should you wish to sell any of your interests during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) to PFPC in the enclosed postage-paid envelope. If you do not wish to sell any of your interests, simply disregard this notice. No action is required if you do not wish to redeem at this time.

           All requests to tender Fund interests must be received by the Fund's Administrator, PFPC, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by June 20, 2001. If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC by calling the number below.

          If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or Joyce Molitor at our Administrator, (877) 431-1973.

Sincerely,

PW Aspen Fund, L.L.C.

Exhibit B

Offer to Purchase

PW ASPEN FUND, L.L.C.
1285 Avenue of the Americas
New York, New York 10019

OFFER TO PURCHASE $75,000,000 IN OUTSTANDING
LIMITED LIABILITY COMPANY INTERESTS AT NET ASSET VALUE
DATED MAY 23, 2001

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, NEW YORK TIME, ON WEDNESDAY, JUNE 20, 2001,
UNLESS THE OFFER IS EXTENDED

To the Investors of
PW Aspen Fund, L.L.C.:

          PW Aspen Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to $75,000,000 in interests in the Fund (the "Interests") or portions thereof pursuant to tenders by investors at a price equal to their estimated net asset value as of June 30, 2001, if the Offer expires on June 20, 2001. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. (As used in this Offer, the term "Interest," or "Interests," as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests in the Fund.) This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Agreement dated as of September 8, 1999 (the "L.L.C. Agreement").

           Investors should realize that the value of the Interests tendered in this Offer likely will change between April 30, 2001 (the last time net asset value was calculated) and May 31, 2001 (the next time net asset value will be calculated) and June 30, 2001, when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests. Investors should also note that although the tender offer expires on June 20, 2001, they remain investors in the Fund until June 30, 2001, when the estimated net asset value of their Interests is calculated. The Fund determines the estimated net asset value at least monthly and may determine the estimated net asset value more frequently. Any tendering investors that wish to obtain the most current estimated net asset value of their Interests on this basis should contact PFPC, at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

          Investors desiring to tender all or any portion of their Interest in the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and mail or fax it to the Fund in the manner set forth below.

IMPORTANT

           Neither the Fund nor the Manager nor any of the Directors makes any recommendation to any investor as to whether to tender or refrain from tendering Interests. Investors must make their own decisions whether to tender Interests, and, if so, the portion of their Interests to tender.

           Because each investor's investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether investors should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

          This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

          Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund's service agent.

PW Aspen Fund, L.L.C. c/o PFPC P.O. Box 857 Claymont, Delaware 19703-9911 Phone: (877) 431-1973 Fax: (302) 791-2241 (302) 791-2386 Attention: Joyce Molitor

TABLE OF CONTENTS

1.	Background and Purpose of the Offer	5

2.	Offer to Purchase and Price	5

3.	Amount of Tender	6

4.	Procedure for Tenders	7

5.	Withdrawal Rights	8

6.	Purchases and Payment	8

7.	Certain Conditions of the Offer	9

8.	Certain Information About the Fund	10

9.	Certain Federal Income Tax Consequences	11

10.	Miscellaneous	12

Annex A: Financial Statements (enclosed)

Summary Term Sheet

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As we said in your Fund’s offering documents, we will buy your Interests at their estimated net asset value (that is, the estimated value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell). This offer will remain open until midnight on June 20, 2001. Estimated net asset value will be calculated for this purpose on June 30, 2001.

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To make sure we have calculated net asset value correctly, we will check it during the Fund’s audit for calendar year 2001, which we expect will be completed in February 2002. If you tender your entire interest in the Fund, we will pay you in cash by approximately July 9, 2001, 95% of our calculation of the estimated net asset value as of June 30, 2001. We will owe you the balance, for which we will give you a promissory note that will be held for you by the Fund’s Administrator, PFPC. If you tender part of your interest, leaving a remainder at least equal to $50,000 ($25,000 for certain eligible investors who are identified in the Fund’s Confidential Memorandum), we will pay all your proceeds in cash by approximately July 9th. We will obtain the cash to pay you, either from cash on hand, selling portfolio securities or through borrowings (which we do not intend to do).

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Following this summary is a formal notice of our offer to purchase your Interests. Our offer remains open to you until midnight on June 20, 2001. Until this time, you have the right to change your mind and withdraw your Interests from consideration for purchase. If we do not accept your interests by midnight, June 20, 2001, you may still withdraw your Interests at any time after July 19, 2001, assuming your offer has not been accepted. Please note that tendering your Interests may trigger the payment by you of an incentive allocation to the Fund’s manager for managing the Fund’s assets. If you tender less than all your Interests, the incentive allocation will be paid only in respect of the Interests you tender.

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If you would like us to purchase your Interests, you should mail or fax a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to PFPC at the address/fax number listed on page 2 of this Offer to Purchase, so that it is received before midnight, June 20, 2001. If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to PFPC promptly after you fax it (although the original page does not have to be received before midnight, June 20, 2001). Of course, the value of your Interests is likely to change between April 30, 2001 (the last time estimated net asset value was calculated) and May 31, 2001 (the next time it will be calculated) and June 30, 2001, when the value of your investment will be determined for purposes of calculating your purchase price. The net asset value of your Interests is determined at least monthly and may be determined more frequently.

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If you would like to obtain the most current estimated net asset value of your Interests, you may contact PFPC, at the phone number or address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

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Please note that just as you have the right to withdraw your Interests, we have the right to cancel, amend or postpone this offer at any time before midnight, June 20, 2001. Also realize that although the tender offer expires on June 20, 2001, you remain an investor in the Fund until June 30, 2001, when the estimated net asset value of your Interests is calculated.

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If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with PFPC. To assure good delivery, please send the Letter of Transmittal to PFPC and not to your Financial Advisor.

          1.  Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to investors who hold Interests as contemplated by and in accordance with the procedures set forth in the Fund’s Confidential Memorandum dated September 1999, as supplemented (the “Confidential Memorandum”) and the L.L.C. Agreement. The Confidential Memorandum and the L.L.C. Agreement, which were provided to each investor in advance of subscribing for Interests, provide that the Directors have the discretion to determine whether the Fund will purchase Interests from investors from time to time pursuant to written tenders. The Confidential Memorandum also states that PW Aspen Management, L.L.C., the manager of the Fund (the “Manager”), expects that generally it will recommend to the Directors that the Fund purchase Interests from investors twice each year in June and December. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Directors have determined, after consideration of various matters, including, but not limited to, those set forth in the Confidential Memorandum, that the Offer is in the best interests of investors of the Fund to provide liquidity for Interests as contemplated in the Confidential Memorandum and the L.L.C. Agreement. The Directors intend to consider the continued desirability of the Fund making an offer to purchase Interests twice each year, but the Fund is not required to make any such offer.

          The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of investors who do not tender Interests. A reduction in the aggregate assets of the Fund may result in investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made from time to time.

          Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

          2.  Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $75,000,000 of those outstanding Interests that are properly tendered by and not withdrawn (in accordance with Section 5 below) before 12:00 midnight, New York time, on Wednesday, June 20, 2001 (such time and date being hereinafter called the “Initial Expiration Date”). If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the “Expiration Date.” The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the Expiration Date, payable as set forth in Section 6. As of the close of business on May 1, 2001, the estimated unaudited net asset value of an Interest corresponding to an initial capital contribution of $250,000 made as of November 22, 1999 and the first day of the months following thereafter was:

Month Contribution Made	Unaudited Estimated Net Asset Value as of May 1, 2001

November 1999 December 1999 January 2000 February 2000 March 2000 April 2000 May 2000 June 2000 July 2000*	CONFIDENTIAL PORTION - THIS INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC.

          As of the close of business on May 1, 2001, there were approximately $122,519,645 outstanding in capital of the Fund held in Interests (based on the unaudited estimated net asset value of such Interests). The Fund determines its estimated net asset value at least monthly and may determine its estimated net asset value more frequently. Investors may obtain the most current information regarding the estimated net asset value of their Interests by contacting PFPC ("PFPC"), at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Of course, the value of the Interests tendered by the investors likely will change between April 30, 2001 (the last time net asset value was calculated) and May 31, 2001 (the next time it will be calculated) and June 30, 2001, when the value of the Interests tendered by investors will be determined for purposes of calculating the purchase price of such Interests and the time that investors will cease to be investors in the Fund.

          3.   Amount of Tender. Subject to the limitations set forth below, investors may tender their entire Interest or a portion of their Interest. However, an investor who tenders for repurchase only a portion of such investor’s Interest shall be required to maintain a capital account balance equal to $50,000 ($25,000 for certain eligible investors who are identified in the Fund’s Confidential Memorandum), net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the investor and credited to the capital account of the Manager on the Expiration Date (the “Incentive Allocation”). If an investor tenders an amount that would cause the investor’s capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such investor so that the required minimum balance is maintained. The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered.

*     The Fund is closed to new investors.

           If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $75,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $75,000,000 in Interests are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below. The Manager does not intend to tender any Interests in the Offer.

          4.   Procedure for Tenders. Investors wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal (the last page will suffice) to PFPC, to the attention of Joyce Molitor, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Joyce Molitor, at the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. An investor choosing to fax a Letter of Transmittal to PFPC must also mail the original completed and executed Letter of Transmittal (the last page will suffice) to PFPC promptly thereafter. If an investor elects to tender, it is the tendering investor’s responsibility to confirm receipt of the Letter of Transmittal or other document with PFPC.

           Investors wishing to confirm receipt of a Letter of Transmittal may contact PFPC at the address and phone number set forth on page 2. The method of delivery of any documents is at the election and complete risk of the investor tendering an Interest, including, but not limited to, the failure of PFPC to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. Neither the Fund nor the Manager nor Directors of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

          5.   Withdrawal Rights. Any investor tendering an Interest pursuant to this Offer may withdraw its Interest at any time on or before the Expiration Date and, if Interests have not then been accepted by the Fund, at any time after July 19, 2001. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2. A form to use to give notice of withdrawal is available by calling PFPC at the phone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered prior to the Expiration Date by following the procedures described in Section 4.

          6.   Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives oral or written notice to the tendering investor of its election to purchase such Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any investor will be the estimated net asset value thereof as of the close of business on June 30, 2001, if the Offer expires on the Initial Expiration Date. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. The estimated net asset value will be determined after all allocations to capital accounts of the investors required to be made by the L.L.C. Agreement, including in respect of any Incentive Allocation, have been made.

           For investors who tender their entire Interest, payment of the purchase price will consist of: (1) cash in an aggregate amount equal to 95% of the estimated unaudited net asset value of Interests tendered by the investor and accepted by the Fund, determined as of June 30, 2001, payable by approximately July 9, 2001 (the "95% Cash Payment") and (2) a promissory note (the "Note"), entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered by the investor and accepted by the Fund as of the Expiration Date, determined as of June 30, 2001, based on the audited financial statements of the Fund for calendar year 2001, over (b) the 95% Cash Payment. The Note will be held for each tendering investor by PFPC as set forth below, will be prepared within approximately ten days after the Fund's estimated net asset value is calculated and will not be transferable. The Note will be payable in cash (in the manner set forth below) within approximately ten days after completion of the audit of the financial statements of the Fund for calendar year 2001, or on such earlier date as the Fund's Directors may determine. It is anticipated that the audit of the Fund's financial statements for calendar year 2001 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the estimated unaudited net asset value of Interests tendered by the investor and accepted by the Fund.

           Investors who tender a portion of their Interests (subject to maintenance of a minimum capital account balance) will receive cash in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered by the investor and accepted by the Fund, determined as of June 30, 2001, payable by approximately July 9, 2001 (the "100% Cash Payment").

           Both the 95% Cash Payment and the 100% Cash Payment (together, the "Cash Payment") will be made by wire transfer directly to the tendering investor's brokerage account with UBS PaineWebber Inc. ("UBS PaineWebber") if such investor has a UBS PaineWebber account. Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from such accounts to any fees that UBS PaineWebber would customarily assess upon the withdrawal of cash from such brokerage account. If such investor does not have a UBS PaineWebber account, the Cash Payment will be sent directly to its mailing address as listed in the Fund's records, unless such investor advises the Fund in writing of a change in its mailing address.

           The Note will be held for each investor by the Fund's Administrator, PFPC. Any contingent payment due pursuant to the Note will be deposited directly to the tendering investor's brokerage account at UBS PaineWebber if such investor has a UBS PaineWebber account, and will be subject upon withdrawal from such account to any fees that UBS PaineWebber would customarily assess upon the withdrawal of cash from such brokerage account.

           The Fund expects that the purchase price for Interests acquired pursuant to the Offer to Purchase, which will not exceed $75,000,000 (unless the Fund elects to purchase a greater amount), will be derived from: (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and/or (3) possibly borrowings, as described below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above. Neither the Fund nor the Manager nor Directors have determined at this time to borrow funds to purchase Interests in connection with the Offer to Purchase. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price. No borrowing facilities have been entered into to date.

          7.   Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension. If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined at the close of business on the last business day of the month in which the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.

           The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the Directors' judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse affect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Interests tendered pursuant to the Offer were purchased; or (c) the independent Directors of the Fund determine that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

          8.   Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 1285 Avenue of the Americas, New York, New York 10019 and the telephone number is (212) 713-2000. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the L.L.C. Agreement. The Fund's Directors are E. Garrett Bewkes, Jr., Meyer Feldberg and George W. Gowen. Their address is c/o UBS PaineWebber Inc., attention: Alternative Investment Group, at 1285 Avenue of the Americas, New York, New York 10019.

           Except that the Fund's independent Directors are considering the appropriateness of adding an additional independent Director at some future time, the Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests from time to time in the discretion of the Fund) or the disposition of Interests, other than as disclosed in the Confidential Memorandum; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Manager or Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Manager; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Directors determine may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the L.L.C. Agreement or other actions that may impede the acquisition of control of the Fund by any person.

           During the past 60 days, the only transactions involving the Interests that were effected by the Fund, the Manager of the Fund, the Directors or any person controlling the Fund or controlling the Manager or any Directors of the Fund were the aggregate subscriptions of $133,800 in Interests from existing investors.

           Based on May 1, 2001 estimated values, the Manager beneficially owns $733,529 of the Interests. The Manager is entitled under the terms of the L.L.C. Agreement to receive, subject to certain limitations, the Incentive Allocation, as specified in the L.L.C. Agreement and described in the Confidential Memorandum. If an investor tenders less than all its Interests, the incentive allocation will be paid only in respect of the Interests the investor tenders.

          9.   Certain Federal Income Tax Consequences. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from investors pursuant to the Offer. Investors should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

           An investor who tenders its entire Interest to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor (consisting of the 95% Cash Payment and the principal payment under the Note) and such investor's adjusted tax basis in its Interest. Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor's adjusted tax basis in its Interest. A loss, if any, will be recognized only after the tendering investor has received full payment under the Note. This capital gain or loss will be short-term or long-term depending upon the investor's holding period for its Interest at the time the gain or loss is recognized. Recently issued Treasury Regulations provide that an investor will have a divided (that is, fragmented) holding period for its interest if the investor makes contributions to the Fund at different times. Under the Treasury Regulations, each time the investor makes a contribution to the Fund, the investor will have a new holding period for that portion of its Interest determined by a fraction, the numerator of which is the amount of the contribution and the denominator of which is the investor's capital account immediately after the contribution. Certain cash contributions, if made within one year of a liquidating distribution, can be netted against the distribution. If the investor recognizes capital gain or loss in connection with a complete withdrawal from the Fund, the gain or loss is divided between long-term and short-term capital gain or loss in the same proportions as the holding period of the Interest is divided between the portion of the Interest held for more than one year and the portion of the Interest held for one year or less. A tendering investor will recognize ordinary income to the extent such investor's allocable share of the Fund's "unrealized receivables" exceeds the investor's basis in such unrealized receivables, as determined pursuant to the Treasury Regulations. For these purposes, accrued but untaxed market discount if any, on securities held by the Fund will be treated as an unrealized receivable with respect to the tendering investor. An investor who tenders less than its entire Interest to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received (consisting of the 100% Cash Payment) exceeds such investor's adjusted tax basis in its Interest.

           Pursuant to the authority granted to it under the L.L.C. Agreement, the Manager intends to specially allocate items of Fund capital gain, including short-term capital gain, to a withdrawing investor to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest. Such a special allocation may result in the withdrawing investor recognizing capital gain, which may include short-term gain, in the investor's last taxable year in the Fund, thereby reducing the amount of any long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

          10.   Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

           The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting PFPC at the address and phone number set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

ANNEX A

Financial Statements

Investors will be sent full and complete copies of the following financial statements of the Fund, which were previously filed on EDGAR and are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the year ended December 31, 1999, previously filed on EDGAR on Form N-30D on March 8, 2000; and

Audited financial statements for the year ended December 31, 2000, previously filed on EDGAR on Form N-30D on March 7, 2001.

Exhibit C

Form of Letter of Transmittal

LETTER OF TRANSMITTAL

Regarding Interests

in

PW ASPEN FUND, L.L.C.

Tendered Pursuant to the Offer to Purchase
Dated May 23, 2001

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS LETTER OF TRANSMITTAL MUST BE
RECEIVED BY PFPC EITHER BY MAIL OR BY
FAX BY 12:00 MIDNIGHT, NEW YORK TIME, ON
WEDNESDAY, JUNE 20, 2001, UNLESS THE
OFFER IS EXTENDED.

Complete The Last Page Of This Letter Of Transmittal And
Fax Or Mail In The Enclosed Postage-Paid Envelope To:

PW Aspen Fund, L.L.C.
c/o PFPC
P.O. Box 857
Claymont, DE 19703-9911

Attn: Joyce Molitor

For additional information: Phone: (877) 431-1973 Fax: (302) 791-2241 (302) 791-2386

To assure good delivery, please send this Letter of Transmittal to PFPC and not to your Financial Advisor

Ladies and Gentlemen:

           The undersigned hereby tenders to PW Aspen Fund, L.L.C., a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the limited liability company interest in the Fund or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated May 23, 2001 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constituted the "Offer"). The tender and this Letter of Transmittal are subject to all the terms and conditions set forth in the Offer to Purchase, including, but not limited to, the absolute right of the Fund to reject any and all tenders determined by it, in its sole discretion, not to be in the appropriate form.

           The undersigned hereby sells to the Fund the limited liability company interest in the Fund or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the limited liability company interest in the Fund or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

           The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the limited liability company interest in the Fund or portions thereof tendered hereby.

           The undersigned acknowledges that the method of delivery of any documents is at the election and the complete risk of the undersigned, including, but not limited to, the failure of the Fund's Administrator, PFPC, to receive any Letter of Transmittal or other document.

           Payment of the cash portion of the purchase price for the limited liability company interest in the Fund or portion thereof of the undersigned (the "Cash Payment"), as described in Section 6 of the Offer to Purchase, shall be sent to the undersigned by wire transfer to the undersigned's brokerage account at UBS PaineWebber Inc. ("UBS PaineWebber") if such investor has a UBS PaineWebber account. (The undersigned hereby represents and warrants that the undersigned understands that, for cash payments wired directly to an investor's brokerage account, upon a withdrawal of such cash payment from such account, UBS PaineWebber will impose such fees as it would customarily assess upon the withdrawal of cash from such brokerage account.) If such investor does not have a UBS PaineWebber account, the Cash Payment will be sent directly to its mailing address as listed in the Fund's records. A promissory note reflecting the contingent payment portion of the purchase price, if any, as described in Section 6 of the Offer to Purchase, will be held for such investor by PFPC. (Any contingent payment due pursuant to the Note will be deposited directly to the tendering investor's brokerage account at UBS PaineWebber if such investor has a UBS PaineWebber account, and, upon a withdrawal of such contingent payment from such account, UBS PaineWebber will impose such fees as it would customarily assess upon the withdrawal of cash from such brokerage account.) The undersigned recognizes that the amount of the Cash Payment will be based on the unaudited estimated net asset value as of June 30, 2001, of the limited liability company interest or portion thereof tendered, and that the contingent payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements for calendar year 2001, which is anticipated to be completed not later than 60 days after the Fund's fiscal year end, and will be paid in cash within approximately ten days thereafter, or on such earlier date as the Fund's Directors may determine.

           All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

If you do not want to sell your limited liability company interest at this time, please disregard this notice. This is simply notification of the Fund’s tender offer. If you choose to tender, you are responsible for confirming that PFPC has received your documents. To assure good delivery, please send this page to PFPC and not your Financial Advisor.

Please fax or mail (this page only) in the enclosed postage-paid envelope to:

PW Aspen Fund, L.L.C.
c/o PFPC
P.O. Box 857
Claymont, DE 19703-9911
Attn: Joyce Molitor

For additional information:
Phone:  (877) 431-1973
Fax:  (302) 791-2241
         (302) 791-2386

Part 1. Name:

Name of Investor:

SS# or Taxpayer ID #: __ __ __  __ __  __ __ __ __     Phone #: __ __ __  __ __ __  __ __ __ __

UBS PaineWebber Brokerage Account __ __  __ __ __ __ __  __ __     Date: ___________________

Part 2. Amount of Partnership Interest in the Partnership to be Tendered:

|_| Entire partnership interest.

|_| Portion of partnership interest expressed as a specific dollar value. $_____________________
Subject to maintenance of a minimum partnership interest equal to $50,000 ($25,000 for certain eligible investors who are identified in the Partnership's Confidential Memorandum), net of the Performance Bonus (the "Required Minimum Balance"). The undersigned understands that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Partnership reserves the right to reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

Part 3. Signature(s):

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:

Signature:	(Signature of Owner(s) Exactly as Appeared on Subscription Agreement/Investor Application)/Date

Print Name of Investor:

Joint Tenant Signature: (If joint tenants, both must sign.)	(Signature of Owner(s) Exactly as Appeared on Subscription Agreement/Investor Application)/Date

Print Name of Joint Tenant:

FOR OTHER INVESTORS:

Print Name of Investor:

Signature:	(Signature of Owner(s) Exactly as Appeared on Subscription Agreement/Investor Application)/Date

Print Name of Signatory and Title:

Co-Signatory if necessary::	(Signature of Owner(s) Exactly as Appeared on Subscription Agreement/Investor Application)/Date

Print Name and Title of Co-Signatory:

Exhibit D

Form of Notice of Withdrawal of Tender

NOTICE OF WITHDRAWAL OF TENDER

Regarding Interests in

PW ASPEN FUND, L.L.C.

Tendered Pursuant to the Offer to Purchase
Dated May 23, 2001

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
RECEIVED BY PFPC EITHER BY MAIL OR BY
FAX BY 12:00 MIDNIGHT, NEW YORK TIME, ON
WEDNESDAY, JUNE 20, 2001, UNLESS THE
OFFER IS EXTENDED.

Complete This Notice Of Withdrawal And Fax Or Mail To:

PW Aspen Fund, L.L.C.
c/o PFPC
P.O. Box 857
Claymont, DE 19703-9911

Attn: Joyce Molitor

For additional information:
Phone: (877) 431-1973
Fax:      (302) 791-2241
             (302) 791-2386

To assure good delivery, please send this Notice of Withdrawal to PFPC and not to your Financial Advisor.

You are responsible for confirming that this Notice is received by PPC Inc. Do not send this Notice to your Financial Advisor.

Ladies and Gentlemen:

Please withdraw the tender previously submitted by the undersigned in a Letter of Transmittal dated __________________.

UBS PaineWebber Brokerage Account # (if applicable):           ______________

Date: _______________

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:

Signature:	(Signature of Owner(s) Exactly as Appeared on Subscription Agreement/Investor Application)/Date

Print Name of Investor:

Joint Tenant Signature: (If joint tenants, both must sign.)	(Signature of Owner(s) Exactly as Appeared on Subscription Agreement/Investor Application)/Date
Print Name of Joint Tenant:

FOR OTHER INVESTORS:

Print Name of Investor:

Signature:	(Signature of Owner(s) Exactly as Appeared on Subscription Agreement/Investor Application)/Date

Print Name of Signatory and Title:

Co-Signatory if necessary:	(Signature of Owner(s) Exactly as Appeared on Subscription Agreement/Investor Application)/Date

Print Name and Title of Co-Signatory:

Exhibit E

Forms of Letters from the Partnership
to Partners in connection with acceptance of offers of tender

This letter is being sent to you if you tendered your entire interest in the Fund.

Dear Investor:

PW Aspen Fund, L.L.C. (the "Fund") has received and accepted your tender request. Enclosed is a statement showing the breakdown of your capital withdrawal and the manner in which it is being distributed, in accordance with the tender offer.

Since you have tendered your entire investment, you have been paid 95% of the amount requested, in accordance with the terms of the tender offer. The funds were wired directly into your UBS PaineWebber brokerage account if you have a UBS PaineWebber account. If you do not have a UBS PaineWebber account, the funds were mailed directly in the form of a check to you at your mailing address as listed in the Fund’s records.

The remaining 5% of the amount requested is a contingent portion of the repurchased interest and is valued based on the unaudited estimated net asset value of the Fund as of June 30, 2001, and is subject to year-end audit adjustments which may cause a change in the value of the contingent portion of the repurchased interest. The contingent portion, together with interest, will be paid (subject to audit adjustment) within approximately ten days after the conclusion of the 2001 year-end audit, or on such earlier date as the Fund’s Directors may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of February 2002.

Should you have any questions, please feel free to contact the Fund's Administrator, PFPC, at (877) 431-1973.

Sincerely,

PW Aspen Fund, L.L.C.

Enclosure

This Letter is being sent to you if you tendered a portion of your interest in the Fund.

Dear Investor:

PW Aspen Fund, L.L.C. (the "Fund") has received and accepted your tender request. Enclosed is a statement showing the breakdown of your capital withdrawal.

Since you have tendered a portion of your investment, you have been paid 100% of the amount requested in cash, in accordance with the terms of the tender offer. The funds were wired directly into your UBS PaineWebber brokerage account if you have a UBS PaineWebber account. If you do not have a UBS PaineWebber account, the funds were mailed directly in the form of a check to you at your mailing address as listed in the Fund’s records. You remain an investor with respect to the interest that you did not tender.

Should you have any questions, please feel free to contact the Fund's Administrator, PFPC, at (877) 431-1973.

Sincerely,

PW Aspen Fund, L.L.C.

Enclosure